Clifford E. Neimeth
Tel (212) 801-9383
Fax (212) 801-6400
neimethc@gtlaw.com

May 27, 2010

VIA EDGAR CORRESPONDENCE
& E-MAIL

Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C.  20549-3628

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Mail Stop 3628

Re:	Vitacost.com Inc.
Preliminary Proxy Statement
Filed May 21, 2010
File No. 001-34468

Dear Mr. Duchovny:

On behalf of the Company, we are responding to comments on the preliminary consent revocation statement (the “Consent Revocation Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2010.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  To further facilitate the Staff’s review, enclosed are courtesy copies of the Consent Revocation Statement, which is being filed concurrently via EDGAR.

Cover Letter

1.
Staff Comment:  We note that you have engaged a consulting firm to “help identify, evaluate and ultimately submit for election at the Company’s 2010 annual meeting of stockholders . . . several new, experienced, qualified and independent individuals to replace several members of your current Board.”  Please revise to disclose whether you have identified which current directors would be replaced in this event.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
MetLife Building, 200 Park Avenue  ■  New York, New York 10166  ■  Tel 212.801.9200  ■  Fax 212.801.6400

Mr. Daniel F. Duchovny
May 27, 2010

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure to indicate that the Company has not yet identified which directors would be replaced.  See revised disclosures under the “Cover Letter” and conforming changes throughout the Consent Revocation Statement.

2.
Staff Comment:  Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  The reference to Great Hill have “handpicked nominees” implies that Great Hill has hidden motive for its selection of nominees beyond choosing candidates it believes have the proper experience and background to serve on your board.  Similarly, the disclosure that the current board “is committed to, at all times, acting in the best interests of all of [your] stockholders” implies that Great Hill’s nominees would not act in the best interest of all of the company’s security holders or would not do so at all times in contravention of their fiduciary duties.

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure.  The Company is aware of former SEC Chairman Armstrong’s statements in 1955 regarding potentially misleading statements and omissions of material facts.  See Armstrong, The SEC and Proxy Contests, 181 Com. and Fin. Chron. 1032 (1955).  The Company was not trying to directly or indirectly impugn the character, integrity or personal reputation of, or make charges of illegal, improper or immoral conduct without factual foundation against, Great Hill’s nominees; therefore, the Company has removed the word “handpicked.”

The Company notes that on page 12 of Great Hill’s definitive consent statement filed with the Commission on May 25, 2010, Great Hill acknowledges that “[i]t is possible that circumstances may arise in which the interests of Great Hill, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ.  In any such case, Great Hill expects the Nominees to fully discharge their obligations to the Company and its stockholders under Delaware law.”  The Company believes it was responding to this statement by Great Hill.  However, pursuant to the Staff’s comment, the Company has revised its disclosure.  See revised disclosures under the “Cover Letter” and conforming changes throughout the Consent Revocation Statement.

3.	Staff Comment: Please revise the last sentence of the third paragraph to balance the disclosure relating to the type of corporate decisions a board’s majority is able to make.

GREENBERG TRAURIG

Mr. Daniel F. Duchovny
May 27, 2010

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure regarding  the type of corporate decisions a board’s majority is able to make.  See revised disclosures under the “Cover Letter” and conforming changes throughout the Consent Revocation Statement.

4.
Staff Comment: We note that while you recommend that security holders not give their consent to Great Hill’s proposals because those proposals are not in your security holders’ best interests, you do not explain why you believe that the proposal to amend your bylaws is not in your security holders’ best interests.  Please revise.

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure regarding the proposal to amend the Company’s bylaws.  See revised disclosures under the “Cover Letter” and conforming changes throughout the Consent Revocation Statement.

Background of the Consent Solicitation Proposals

5.	Staff Comment: Please provide an update with respect to Great Hill’s Section 220 Demand Letter.

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure with respect to Great Hill’s Section 220 Demand Letter.  See revised disclosures under “Background of the Consent Solicitation.”

Reasons to Reject Great Hill’s Consent Solicitation Proposals

6.	Staff Comment: Please tell us supplementally what statements made by Great Hill about the “shortcomings of the current Board” are unsubstantiated.

Company Response:  The Company notes that on pages 1 and 6 of Great Hill’s preliminary consent statement filed with the Commission on May 11, 2010, Great Hill stated that “Great Hill has little confidence that the Board, as currently comprised, has the ability or willingness to effectively oversee the Company’s growth strategy or serve as an effective overseer of, and partner with, the Company’s management, both of which Great Hill believes are necessary in order to enhance stockholder value.”  (Emphasis added.)  Based on the changes Great Hill made subsequent to the filing of its preliminary consent statement to eliminate its use of the word “willingness,” the Company has determined that its characterization of Great Hill’s statement as unsubstantiated is no longer needed and, therefore, has deleted that language.  See revised disclosures under “Reasons to Reject Great Hill’s Consent Solicitation Proposals.”

GREENBERG TRAURIG

Mr. Daniel F. Duchovny
May 27, 2010

The Consent Procedure

7.	Staff Comment: Please provide the disclosure required by Item 21 of Schedule 14A.

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure to fully describe the information required by Item 21 of Schedule 14A.  See revised disclosures under “The Consent Procedure.”

Solicitation of Consents

8.
Staff Comment:  We note that you may employ various methods to solicit proxies, including by mail, in-person meetings, telephone calls, mailings of supplemental materials, or other methods of contact.  Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.  Also, disclose what “other methods of contact” do you plans to utilize.

Company Response:  The Company hereby confirms that it will file with the Commission on the date of first use, pursuant to Rule 14a-6(b) and (c), under cover of Schedule 14A, any written soliciting materials, including any e-mails or scripts to be used by the Company in soliciting proxies over the telephone or any other medium.  Pursuant to the Staff’s comment, the Company has revised its disclosure regarding its methods of contacting its stockholders.  See revised disclosures under “Solicitation of Consent Revocations.”

Information Regarding the Participants in This Consent Revocation Solicitation

9.
Staff Comment:  Please revise this section to quantify the payments due each executive following a termination or a change of control in the event the executive is terminated either without cause or for good reason.

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure to quantify the payments due each executive following a termination or a change of control in the event the executive is terminated either without cause or for good reason.  See revised disclosures under “Information Regarding the Participants in This Consent Revocation Solicitation.”

Appendix A

10.
Staff Comment:  Please revise your disclosure to state that the persons included in this appendix are participants in the solicitation, instead of stating that each person may be deemed a participant.  Refer to Instruction 3 to Item 4 of Schedule 14A.

GREENBERG TRAURIG

Mr. Daniel F. Duchovny
May 27, 2010

Company Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure to state that each person included in Appendix A is a participant in the solicitation.  See revised disclosures under “Appendix A.”  The Company has also revised the disclosure in Appendix A to confirm that no part of the purchase prices were represented by borrowed funds.

*           *           *           *           *

Please note that the Company has revised the disclosure under “Background of the Consent Solicitation” to describe events through the latest practicable date and has included certain other changes to the Consent Revocation Statement other than those in response to the Staff’s comments.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding this response, please do not hesitate to contact me at (212) 801-9383.

Sincerely,

/s/ Clifford E. Neimeth

Clifford E. Neimeth

cc:	Mr. Ira P. Kerker
Mary L. Marbach, Esq.
Brian H. Blaney, Esq.
Kelly A. Terrible, Esq.
Matthew E. Stoloff, Esq.

GREENBERG TRAURIG